February 5, 2014

Re: Your clients invested in the Pax World International Fund

Dear Advisor,

I am writing to let you know about a proposed reorganization and merger of the Pax World International Fund and the Pax MSCI EAFE ESG Index ETF (“EAPS”) into a newly formed Pax World International ESG Index Fund that will commence operations upon completion of the mergers, which we expect to take place on or about March 31, 2014.

The new International ESG Index Fund will pursue the same investment objective that EAPS currently pursues, seeking investment returns that closely correspond to the price and yield performance, before fees and expenses, of the MSCI EAFE ESG Index (the “Index”), which is created and maintained by MSCI, Inc.  The Index consists of equity securities of issuers organized or operating in developed market countries around the world excluding the U.S. and Canada that have high sustainability or environmental, social and governance (ESG) ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually.

Shareholders of the existing International Fund are being asked to vote on the proposed reorganization at a special meeting of shareholders to be held on March 17, 2014; proxy statements were mailed to current shareholders on or around February 3, 2014.

Like the existing International Fund, the new International ESG Index Fund will invest primarily in companies in developed markets around the world, excluding the U.S. and Canada, which meet certain ESG standards.  However, the new Fund will employ a passively-managed approach rather than an actively-managed approach as is used by the existing Fund.

Should the merger be approved, the expenses borne by shareholders in the new Fund are expected to be 60 basis points lower than the existing International Fund’s expenses.  The reorganization is expected to be tax-free for federal income tax purposes.

More information on the specific details of and reasons for the merger is contained in the Proxy/Information Statement/Prospectus, which is available online at www.paxworld.com. We would be glad to provide you with a copy of the document upon request.

We are enthusiastic about the prospects of merging the International Fund and EAPS into the new International ESG Index Fund and believe it will benefit shareholders.  If you or your clients have questions about the proposed mergers, please do not hesitate to contact Pax World at 1-800-767-1729.

We appreciate your interest in the Pax World Funds, and look forward to talking with you further about the new International ESG Index Fund once it commences operations.

Sincerely yours,

Joseph F. Keefe
Chief Executive Officer

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.  For important information regarding Pax World International ESG Index Fund, or to receive a free copy of a proxy/information statement/prospectus relating to a proposed merger, please call the proxy solicitor or visit its website.  The telephone number and website for the proxy solicitor may be obtained by visiting www.paxworld.com.  The proxy/information statement/prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations.  The proxy/information statement/prospectus is also available for free on the SEC’s website (www.sec.gov).  Please read the proxy/information statement/prospectus carefully before making any decision to invest or when considering a merger proposal.